Exhibit 1.2

AMENDMENTS TO ARTICLES 175 AND 179 OF THE ARTICLES OF ASSOCIATION OF CHINA PETROLEUM & CHEMICAL CORPORATION

The board of directors of China Petroleum & Chemical Corporation (the “Company”) has resolved to amend the articles of association of Sinopec Corp. (the “Articles of Association”) in accordance with the requirements of China Securities Regulatory Commission. The amendments are made based on the framework of its existing Articles of Association and take into account of the actual situation of the Company. The Amendments have been approved by the shareholders of the Company at the first extraordinary general meeting for year 2012 of the Company on October 16, 2012.

2.                      DETAILS OF THE AMENDMENTS

(1)                 Article 175 of the Articles of Association.

The current Article 175:

“When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

After allocating the statutory common reserve fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders’ general meeting.

The profits distributable to the shareholders, upon the approval in the shareholders’ general meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

The profits distribution policy of the Company shall be durative and stable.”

is hereby proposed to be amended as follows:

“When allocating the after-tax profit of the current year, the Company shall allocate ten (10) percent of its profit to the statutory surplus reserve. In the event that the statutory surplus reserve balance reaches fifty (50) percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory surplus reserve of the Company is insufficient to make up the losses of the Company occurred in the previous year, before allocating the statutory surplus reserve aforementioned, the Company shall firstly make up the losses by using the profits of the current year.

After allocating the statutory surplus reserve from the after-tax profits of the Company, the Company can allocate the discretionary surplus reserve according to the resolution at the shareholders’ meeting.

The profits distributable to the shareholders of the Company, upon the approval in the shareholders’ meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.”

(2)                 Article 179 of the Articles of Association.

The current Article 179:

“The Company may distribute dividends in the form of:

(1) cash;

(2) shares.

(3) other means provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares is listed.

is hereby proposed to be amended as follows:

“(1) The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2) The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3) The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4) The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5) The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 182 of the Articles of Association.”